EXHIBIT 99.1

CONCRETE PIPE & PRECAST, LLC

FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2017 AND 2016 AND FOR THE THREE YEARS ENDED DECEMBER 31, 2017

Report of Independent Auditors

The Board of Managers
Concrete Pipe & Precast, LLC

Report on the Financial Statements
We have audited the accompanying financial statements of Concrete Pipe & Precast, LLC, which comprise the balance sheet as of December 31, 2017, and the related statements of income, changes in members’ equity, and cash flows for the year then ended, and the related notes to the financial statements.

Management’s Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility
Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion
In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Concrete Pipe & Precast, LLC as of December 31, 2017, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Other Matters
2016 Financial Statements
The accompanying financial statements of the Company as of and for the year ended December 31, 2016 were audited by other auditors whose report, dated February 24, 2017, expressed an unmodified opinion on those statements.

2015 Financial Statements
The accompanying financial statements of the Company as of and for the year ended December 31, 2015 were not audited, reviewed, or compiled by us and, accordingly, we do not express an opinion or any other form of assurance on them.

/s/ Moss Adams LLP

Houston, Texas
March 7, 2018

CONCRETE PIPE & PRECAST, LLC

BALANCE SHEETS
DECEMBER 31, 2017 and 2016

ASSETS
	2017	2016
CURRENT ASSETS
Cash	$154,313	$171,891
Trade accounts receivable - net	15,056,134	17,743,510
Inventories	18,372,105	15,734,121
Prepaid insurance and other assets	1,238,568	1,455,448
Due from affiliates	—	1,059
Non-trade notes receivable	897,435	971,138
Total current assets	35,718,555	36,077,167

PROPERTY, PLANT, AND EQUIPMENT - NET	65,756,256	67,129,308

OTHER ASSETS
Property held for sale	1,471,763	1,523,758
Intangible assets - net	—	347
Deposits and other assets	121,838	60,142
Total other assets	1,593,601	1,584,247

Total Assets	$103,068,412	$104,790,722

LIABILITIES AND MEMBERS’ EQUITY

CURRENT LIABILITIES
Cash overdraft	$2,722,225	$2,181,667
Accounts payable	6,990,190	9,084,640
Current maturities of notes payable	—	2,400,000
Due to affiliates	317,865	120,108
Other current liabilities	2,197,606	2,251,132
Total current liabilities	12,227,886	16,037,547

LONG-TERM LIABILITIES
Notes payable	24,822,384	20,736,770
Total liabilities	37,050,270	36,774,317

Commitments and contingencies (see note 9)

MEMBERS’ EQUITY	66,018,142	68,016,405
Total Liabilities and Members' Equity	$103,068,412	$104,790,722

The accompanying notes are an integral part of these financial statements

CONCRETE PIPE & PRECAST, LLC

STATEMENTS OF INCOME
FOR THE YEARS ENDED DECEMBER 31, 2017, 2016, and 2015

	2017	2016	2015
			(unaudited)
Net sales	$153,407,901	$153,345,289	$123,888,361
Cost of sales	109,999,001	111,659,657	94,380,393
Gross profit	43,408,900	41,685,632	29,507,968

Operating Expenses
Selling expenses	4,402,662	4,298,678	4,071,749
General and administrative expenses	13,320,939	12,372,828	10,748,167
Other operating income	(385,740)	(315,713)	(350,739)
Income from Operations	26,071,039	25,329,839	15,038,791

Other income (expense)
Interest expense, net	(634,482)	(476,706)	(448,582)
Other income	—	—	1,499,733
Net income	$25,436,557	$24,853,133	$16,089,942

The accompanying notes are an integral part of these financial statements

CONCRETE PIPE & PRECAST, LLC

STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2017, 2016, and 2015

	2017	2016	2015
CASH FLOWS FROM OPERATING ACTIVITIES			(unaudited)
Net income	$25,436,557	$24,853,133	$16,089,942
Adjustments to reconcile net income to net cash provided by
operating activities:
Depreciation	7,211,784	7,104,282	7,412,989
Amortization of debt issuance costs	48,267	14,174	14,174
Amortization of intangibles	347	8,334	8,334
Bad debt expense (provision)	(78,471)	121,860	75,676
Net loss (gain) on disposal of assets	112,910	(3,118)	(39,198)
Impairment of assets	—	—	171,407
Changes in working capital:
Trade accounts receivable	2,765,847	(2,789,749)	(3,056,320)
Inventories	(2,637,984)	(386,327)	(1,873,065)
Prepaids and other assets	216,880	(861,787)	(114,900)
Accounts payable and accrued expenses	(2,147,976)	2,431,386	1,870,549
Cash overdraft	540,558	286,946	(37,887)
Net cash provided by operating activities	31,468,719	30,779,134	20,521,701

CASH FLOWS FROM INVESTING ACTIVITIES
Capital expenditures	(5,899,647)	(4,811,478)	(4,781,042)
Proceeds from disposal of assets	—	318,319	48,294
Principal received on notes receivable	73,703	53,497	23,602
Due from affiliates	198,816	23,774	12,468
Net cash used in investing activities	(5,627,128)	(4,415,888)	(4,696,678)

CASH FLOWS FROM FINANCING ACTIVITIES
Distributions paid	(27,434,820)	(26,656,309)	(17,600,000)
Net proceeds on revolving line of credit	1,685,614	417,919	1,776,152
Loan origination costs	(109,963)	—	—
Net cash used in financing activities	(25,859,169)	(26,238,390)	(15,823,848)
NET INCREASE (DECREASE) IN CASH	(17,578)	124,856	1,175
CASH, BEGINNING OF YEAR	171,891	47,035	45,860
CASH, END OF YEAR	$154,313	$171,891	$47,035

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
Cash paid for:
Interest	$633,770	$476,706	$458,309

The accompanying notes are an integral part of these financial statements

CONCRETE PIPE & PRECAST, LLC

STATEMENTS OF CHANGES IN MEMBERS’ EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2017, 2016, and 2015

BALANCE AT JANUARY 1, 2015 (unaudited)	$71,329,639
Distributions (unaudited)	(17,600,000)
Net income (unaudited)	16,089,942
BALANCE AT DECEMBER 31, 2015 (unaudited)	69,819,581
Distributions	(26,656,309)
Net income	24,853,133
BALANCE AT DECEMBER 31, 2016	68,016,405
Distributions	(27,434,820)
Net income	25,436,557
BALANCE AT DECEMBER 31, 2017	$66,018,142

The accompanying notes are an integral part of these financial statements

CONCRETE PIPE & PRECAST, LLC

NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2017 AND 2016 AND FOR THE THREE YEARS ENDED DECEMBER 31, 2017

1.NATURE OF BUSINESS

Concrete Pipe & Precast, LLC (“CP&P” or the “Company”) commenced operations on August 3, 2012, through a joint venture formation agreement by and between two pipe and precast companies, Americast, Inc., a Virginia corporation (“Americast”), and Hanson Pipe & Precast, LLC, a Delaware limited liability company (“Hanson”) (collectively, the “Members”). The Members formed CP&P, a limited liability company under the laws of the State of Delaware. Both Members made initial contributions of tangible and intangible assets such as human resources, inventory, and property, plant, and equipment at the formation of CP&P. On March 13, 2015, Forterra Pipe and Precast, LLC (“Forterra”) acquired Hanson’s interest in CP&P. As such, Forterra became a member of CP&P.

CP&P is engaged primarily in the manufacture, marketing, sale, and distribution of concrete pipe and precast products. Operations are primarily in Virginia, West Virginia, Maryland, North Carolina, Pennsylvania, South Carolina, and Georgia, with sales to contiguous states.

CP&P’s operating agreement stipulates how capital contributions, distributions, and income or losses of CP&P are to be allocated to each Member, which is not always in accordance with each Member’s respective ownership percentage. Each of the Member’s loss is limited to the amount of capital contributed. CP&P shall continue in existence until dissolved in accordance with the provisions of the agreement.

2.SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements and footnotes have been prepared in accordance with United States generally accepted accounting principles ("U.S. GAAP").

Accounting Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. The more significant estimates made by management relate to useful lives of property, plant, and equipment, inventory reserves, allowance for uncollectible accounts, and impairment of long-lived assets.

Cash and Cash Equivalents

For purposes of the statement of cash flows, CP&P considers all highly-liquid investments purchased with an original maturity of three months or less to be cash equivalents. Cash accounts in excess of federally-insured limits are subject to risk of loss.

Accounts and Notes Receivable

Accounts receivable, net consists of amounts billed to customers less an allowance for doubtful accounts. CP&P accounts for estimated uncollectible amounts by reducing earnings through a valuation allowance. This allowance is based on the judgment of management as to the estimated collectibility of the receivables balance at year end and is adjusted as experience, economic conditions, and other factors dictate. CP&P established an allowance for uncollectible accounts receivable of $831,647 and $931,647 as of December 31, 2017 and 2016, respectively, to report

CONCRETE PIPE & PRECAST, LLC

NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2017 AND 2016 AND FOR THE THREE YEARS ENDED DECEMBER 31, 2017

receivables at their net realizable value. Generally, accounts receivable balances are unsecured and subject to certain credit risks. However, certain accounts receivable balances are secured through liens or bonding agents.

Accounts receivable balances are considered delinquent once they are 90 days past due. Finance charges begin to accrue once an account is 30 days past due and continue to accrue regardless of status. Trade receivable balances that remain outstanding after CP&P has used reasonable collection efforts are written off by reducing accounts receivable and the valuation allowance.

Allowances for non-trade note receivable losses are determined primarily on the basis of management’s best estimate of probable losses, including specific allowances for known troubled accounts. Interest income on notes receivable is accrued monthly.

In October of 2014, CP&P obtained a non-trade note receivable related to the sale of property, plant, and equipment. The total principal balance of the note amounted to $1,050,000. The note accrues interest at an annual rate of 5.0% and requires monthly payments of $6,138 beginning on December 1, 2014. In October 2017, the note was amended such that principal and all accrued interest is payable in full on January 31, 2018. All payments of principal and interest are current as of December 31, 2017. The note is secured by the respective property, plant, and equipment. The outstanding balance of the note amounted to $897,435 and $971,138 at December 31, 2017 and 2016, respectively. CP&P considers the note receivable plus accrued interest to be fully collectible and, therefore, has determined that an allowance is not necessary. The balance of the note was paid in full on January 19, 2018.

Concentration of credit risk

Financial instruments that potentially subject the Company to concentrations of credit risk are primarily receivables. The Company performs ongoing credit evaluations of its customers’ financial condition and generally requires no collateral other than partial advance payments or deposits from its customers on major projects.

Inventories

Inventories are valued at the lower of cost or net realizable value using several cost flow assumptions including FIFO (first-in, first-out method) and average cost.

Property, Plant, and Equipment

All initial capital contributions of property, plant, and equipment by each Member were contributed at that Member’s respective book values. Property, plant, and equipment is recorded at cost and depreciated using the straight-line method over the following estimated useful lives:

Estimated Useful
Lives in Years

Buildings and improvements	15 - 39
Machinery and equipment	5 - 20
Vehicles and delivery equipment	5 - 12
Office equipment	3 - 7

Depreciation expense, included in cost of sales and general and administrative expenses on the statements of income, amounted to $7,211,784 in 2017, $7,104,282 in 2016, and $7,412,989 (unaudited) in 2015.

CONCRETE PIPE & PRECAST, LLC

NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2017 AND 2016 AND FOR THE THREE YEARS ENDED DECEMBER 31, 2017

The Company evaluates the recoverability of its long-lived assets in accordance with the provisions of ASC 360, Property, Plant, and Equipment (“ASC 360”). ASC 360 requires that long-lived assets be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets is measured by comparing the carrying amount of an asset to future undiscounted net cash flows expected to be generated by the asset. No indication of impairment existed during any of the years presented. Such evaluations for impairment are significantly impacted by estimates of future prices for the Company’s products, capital needs, economic trends in the construction sector, and other factors. If such assets are considered to be impaired, the impairment to be recognized is measured at the amount by which the carrying amount of the assets exceeds their fair value. Assets to be disposed of by sale are reflected at the lower of their carrying amount or fair value less cost to sell.

Property Held for Sale

Individual long-lived assets to be disposed of by sale are classified as assets held for sale if the following criteria are met:

•	Management, having the authority to approve the action, commits to a plan to sell;

•	The asset or asset group is available for immediate sale in its present condition;

•	An active program to locate a buyer and other actions required to complete the plan to sell have been initiated;

•	Actions required to complete the sale indicate that is it unlikely that significant changes to the plan will be made or that the plan will be withdrawn; and
•The sale is probable to qualify for recognition as a completed sale within one year.

Assets held for sale are carried at the lower of their carrying amount or fair value less costs to sell and are presented separately on the face of the balance sheet. Assets classified as held for sale are no longer depreciated. Property held for sale was $1,471,763, and $1,523,758 as of December 31, 2017 and 2016, respectively.

Shipping and Handling Costs

Shipping and handling costs are included in cost of sales on the statements of income. Delivery revenue is included in net sales on the statements of income.

Income Taxes

CP&P is a limited liability company. Accordingly, under the Internal Revenue Code, all taxable income or loss flows through to its Members. All state income taxes are passed through to the Members also. Therefore, no income tax expense or liability is recorded in the accompanying financial statements.

CP&P has reviewed and evaluated the relevant technical merits of each of its tax positions in accordance with guidance established by the Financial Accounting Standards Board (FASB) and determined that there are no uncertain tax positions that would have a material impact on the financial statements of CP&P. The open tax years related to state tax filings are 2013 – 2016 and will expire in 2017 – 2020. When and if applicable, potential interest and penalty costs are accrued as incurred with expenses recognized in general and administrative expenses on the statements of income.

Revenue Recognition

Revenues are recognized by the Company when the risks and rewards associated with the transactions have been transferred to the purchaser which is demonstrated when all the following conditions are met: evidence of a binding arrangement exists, products have been shipped or services have been rendered, there is no future performance required,

CONCRETE PIPE & PRECAST, LLC

NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2017 AND 2016 AND FOR THE THREE YEARS ENDED DECEMBER 31, 2017

fees are fixed or determinable, and amounts are collectible under normal payment terms. Sales represent the net amount chargeable in respect of services rendered and goods supplied. Sales are recognized net of any discounts given to the customer and sales tax.

The Company recognizes revenue at the time the product is shipped to the customer. In most cases, the final delivery to the customers is within the same day that the shipment is picked up by a third party hauler.

Sales Taxes

CP&P collects sales tax from customers and remits the entire amount to the taxing jurisdictions. CP&P’s accounting policy is to exclude the tax collected and remitted to the taxing jurisdictions from revenues and cost of sales.

Fair Value

CP&P follows current accounting standards relating to fair value measurements and disclosures, which define fair value, establish guidelines for measuring fair value, establish a framework for measuring fair value, and expand disclosures regarding fair value measurement. The Company’s financial instruments consist primarily of cash and cash equivalents, trade receivables, accounts payable, accrued expenses, and debt. The carrying value of the Company’s financial instruments approximates the fair value due to their highly liquid nature, short-term maturity, or competitive rates assigned to these financial instruments.

Members’ Equity

At the formation of CP&P, each member received 500 common voting units. As of December 31, 2017, each Member has 500 common units. Income and losses are allocated to the members based upon their relative share of common units, with the exception that depreciation, gains, and losses related to property, plant, and equipment as part of the initial contribution to CP&P are allocated back to the Members who originally contributed the assets. Depreciation, gains, and losses related to property, plant, and equipment acquired subsequent to the formation of CP&P are allocated based on common units.

CP&P distributes cash to the Members in an amount equal to the estimated tax amount on its taxable income. All distributions are divided equally among the Members.

Recent Accounting Pronouncements

In May 2014, the FASB issued ASU 2014-09, Revenue from Contracts with Customers (Topic 606), which provides accounting guidance for all revenue arising from contracts with customers and affects all entities that enter into contracts to provide goods or services to their customers. The FASB subsequently voted to defer the application of the provisions of this standard for public companies until annual reporting periods beginning after December 15, 2017, in ASU 2015-14 Revenue from Contracts with Customers (Topic 606): Deferral of the Effective Date, including interim periods within that reporting period, and for all other entities for periods beginning after December 15, 2018. The Company anticipates adopting the modified retrospective transition method. The Company is evaluating the impact that the adoption of the ASU will have on its financial statements.

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842), amending the existing accounting standards for lease accounting, including requiring lessees to recognize most leases on their balance sheets and making targeted changes to lessor accounting. The amendments in this update are effective for annual reporting periods beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early adoption is permitted as of the standard’s issuance date. ASU 2016-02 requires a modified retrospective transition approach for all leases existing at, or entered into after, the date of initial application, with an option to use certain

CONCRETE PIPE & PRECAST, LLC

NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2017 AND 2016 AND FOR THE THREE YEARS ENDED DECEMBER 31, 2017

transition relief. The Company believes this ASU will have a material impact on our financial statements as it will result in most of the Company’s leases and associated assets being presented on the balance sheet.

In July 2015, the FASB issued ASU 2015-11, Inventory (Topic 330): Simplifying the Measurement of Inventory, requiring an entity to measure inventory within the scope of the ASU at the lower of cost or net realizable value. The amendments in this update are effective for financial statements issued for fiscal years beginning after December 15, 2016, and interim periods within fiscal years beginning after December 15, 2017. The Company adopted the ASU 2015-11 effective January 1, 2017. The adoption did not have a material impact on the Company's financial statements.

In August 2016, the FASB issued ASU 2016-15, Statements of Cash Flows (Topic 230): Classification of Certain Cash Receipts and Cash Payments, providing clarifications as to the presentation and classification in the cash flows of eight specific issues, including but not limited to prepayment of debt or debt extinguishment costs and contingent consideration payments made after a business combination. The adoption of the ASU can have an impact on the Company's cash flow presentation in future periods.

Subsequent Events

Effective February 28, 2018, the Company settled the outstanding performance claim described in Note 9, Commitments and Contingent Liabilities. The amount of the settlement was materially the same as that reserved at December 31, 2017.

Management has evaluated subsequent events through March 7, 2018, which is the date the financial statements were available to be issued.

3.INVENTORIES

Inventories consisted of the following at December 31:

	2017	2016

Finished goods	$15,570,871	$12,542,761
Raw materials	2,640,981	3,101,678
Supplies	160,253	89,682
Total inventories	$18,372,105	$15,734,121

CONCRETE PIPE & PRECAST, LLC

NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2017 AND 2016 AND FOR THE THREE YEARS ENDED DECEMBER 31, 2017

4.PROPERTY, PLANT, AND EQUIPMENT

Property, plant, and equipment consisted of the following at December 31:

	2017	2016

Land and buildings	$46,537,950	$42,905,562
Machinery and equipment	110,143,078	102,209,256
Vehicles and delivery equipment	788,421	788,421
Office equipment	1,245,071	1,245,071
Assets under development	658,135	6,174,946
Total	159,372,655	153,323,256
Less: Accumulated depreciation	(93,616,399)	(86,193,948)
Net property, plant, and equipment	$65,756,256	$67,129,308

5.INTANGIBLE ASSETS - NET

Intangible assets consisted of the following at December 31:

	2017	2016

Non-competition agreement	$25,000	$25,000
Less: Accumulated amortization	(25,000)	(24,653)
Intangible assets - net	$—	$347

Amortization expense amounted to $347 for 2017 and $8,334 for 2016 and 2015 (unaudited).

6.NOTES PAYABLE

On July 9, 2014, CP&P refinanced its Bank of America ("BoA") debt through a Wells Fargo Bank revolving line of credit (“WF Revolver”). The monthly payments of accrued interest are based on an interest rate equal to the LIBOR rate plus an applicable margin based on performance. The applicable margin at December 31, 2016, was 1.75%. CP&P is also subject to an unused commitment fee on the WF Revolver as defined in the credit agreement with Wells Fargo. The WF Revolver’s original credit limit of $35,000,000 is reduced by $600,000 every quarter beginning with the quarter ended September 30, 2014. The credit agreement defines current maturities as $2,400,000. The borrowings from the WF Revolver were used to pay off the BoA debt and provide additional liquidity. The available credit limit, restricted by a borrowing base limitation as outlined in the credit agreement at December 31, 2016, is $29,000,000. The WF Revolver becomes due on July 9, 2019.

Effective June 1, 2017, the Company amended its WF Revolver in its Second Amended and Restated Credit Agreement with Wells Fargo Bank (the "Amended WF Revolver"). Per the terms of the Amended WF Revolver, interest is payable monthly at a rate equal to LIBOR plus an applicable margin based upon performance. The applicable margin at December 31, 2017, was 1.25%. The Amended WF Revolver also includes an unused commitment fee. The credit limit is the lower of $40,000,000 or the Company's borrowing base, as defined in the amended credit agreement. Availability on the Amended WF Revolver as of December 31, 2017, was $15,145,616 based on draws, outstanding letters of credit, and the allowable borrowing base. The Amended WF Revolver becomes due on May 31, 2022.

CONCRETE PIPE & PRECAST, LLC

NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2017 AND 2016 AND FOR THE THREE YEARS ENDED DECEMBER 31, 2017

The WF Revolver is secured by certain real property and all machinery and equipment, vehicles and delivery equipment, office equipment, other personal property, accounts receivable, general intangibles, and inventory.

The outstanding balance of the WF Revolver consisted of the following at December 31:

	2017	2016

Current portion	$—	$2,400,000
Long-term portion	24,822,384	20,736,770
Notes payable	$24,822,384	$23,136,770

CP&P is subject to three loan covenants: a Funded Debt to EBITDA (earnings before interest, taxes, depreciation, and amortization) Ratio, a Fixed Charge Coverage Ratio considering only tax distributions, and a basic Fixed Charge Coverage Ratio. CP&P was in compliance with all financial loan covenants as of December 31, 2017.

7.PROFIT SHARING PLANS AND COLLECTIVE BARGAINING AGREEMENT

CP&P has adopted a plan allowing all qualified employees to invest a portion of their current earnings in an employees’ 401(k) retirement fund. CP&P matches a portion of the elective contributions made by the employees based on the terms of the plan. CP&P may also, at its sole discretion, make additional contributions for all eligible employees. Employer contributions to the plan amounted to approximately $907,000 in 2017, $835,000 in 2016, and $733,000 (unaudited) in 2015.

CP&P entered into a collective bargaining agreement on August 28, 2012, with the union workforce at one production facility. The terms of the current agreement are up for renewal on August 27, 2018. Approximately 5% of the total production workforce is covered under this agreement as of December 2017.

8.RELATED PARTY TRANSACTIONS

Included in trade accounts receivable, net and accounts payable are amounts due to and from both Eagle Corporation a parent of Americast ("Eagle") and Forterra, which are both Members. Additionally, receivables and payables included in due to and due from affiliates from non-trade transactions with Eagle are separately presented on the balance sheets. The outstanding balances as of December 31 are:

	2017	2016

Trade accounts receivable, net - Eagle	$—	$430
Accounts Payable - Eagle	8,076	8,884
Accounts Payable - Forterra	5,377	15,025
Due from affiliates	—	1,059
Due to affiliates	317,865	120,108

CP&P sold approximately $104,000 in 2017, $107,000 in 2016, and $37,000 (unaudited) in 2015 to affiliated companies. CP&P purchased approximately $464,000 in 2017, $489,000 in 2016, and $668,000 (unaudited) in 2015 worth of goods and services from affiliated companies.

CONCRETE PIPE & PRECAST, LLC

NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2017 AND 2016 AND FOR THE THREE YEARS ENDED DECEMBER 31, 2017

On August 3, 2012, CP&P entered into a Management Services Agreement with Eagle. For a monthly fee, Eagle is providing general and administrative services including information technology, payroll processing, 401(k) profit sharing plan management, and insurance coverage allocations. The agreement is subject to a Consumer Price Index (CPI) adjustment beginning in 2015. The Management Fee expense was $513,220, for the years ended December 31, 2017, 2016 and (unaudited) 2015. The agreement will automatically renew annually until terminated as described in the agreement.

9.COMMITMENTS AND CONTINGENT LIABILITIES

The Company is involved in legal proceedings and litigation in the ordinary course of business.  In the opinion of management, the outcome of such matters will not have a material adverse effect on the Company’s financial position, results of operations, or liquidity.  The Company has received a claim related to performance under a certain contract.  As of December 31, 2017, no settlement had been reached and the Company has reserved the customer's related receivables of approximately $350,000; however, effective February 28, 2018, the Company settled the outstanding performance claim for an amount materially the same as that reserved at December 31, 2017.

Other than routine litigation incidental to the Company’s business, there are no other material legal proceedings to which the Company is a party or to which any of the Company’s properties are subject.

Self-Insurance

CP&P participates in self-funding programs for workers’ compensation and liability insurance. The plans are administered by insurance companies who determine current funding requirements. CP&P has individual and aggregate stop-loss arrangements with the insurance companies to cover substantial claims. CP&P has approximately $106,000 at December 31, 2017, and $78,000 at December 31, 2016, as an estimated self-insurance liability.

Operating Leases

CP&P is obligated under various non-cancellable operating leases for property, equipment, vehicles, and computers, which have varying terms. Lease expense under these agreements approximated $1,026,000 in 2017, $941,000 in 2016, and $872,000 (unaudited) in 2015.

Approximate minimum future operating lease rental payments required for the five-year period subsequent to December 31, 2017, are as follows:

2018	$492,000
2019	221,000
2020	79,000
2021	22,000
2022	1,000
Total	$815,000